Filed by Boston Private Financial Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934
Subject Company:  Boston Private Financial Holdings, Inc.
Commission File No.:  333-253002
Date:  April 9, 2021

BOSTON PRIVATE

WEALTH ▫ TRUST ▫ PRIVATE BANKING

Investor Presentation

April 2021

Legal Disclaimer

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including but not limited to SVB Financial's and/or Boston Private's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections. In addition to factors previously disclosed in SVB Financial's and Boston Private's reports filed with the U.S. Securities and Exchange Commission (the "SEC"), the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Boston Private's shareholders on the expected terms and schedule; delay in closing the merger; the outcome of any legal proceedings that have been or may be instituted against SVB Financial or Boston Private; the occurrence of any event, change or other circumstance that could give rise to the right of one or both parties to terminate the merger agreement providing for the merger; difficulties and delays in integrating Boston Private's business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; the inability to retain existing Boston Private clients; the inability to retain Boston Private employees; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms; and the impact of the global COVID-19 pandemic on SVB Financial's and/or Boston Private's businesses, the ability to complete the proposed merger and/or any of the other foregoing risks. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Important Additional Information and Where to Find It

In connection with the proposed merger, SVB Financial has filed with the SEC a registration statement on Form S-4 that includes the proxy statement of Boston Private and a prospectus of SVB Financial. The registration statement on Form S-4, as amended, was declared effective by the SEC on March 17, 2021, and Boston Private commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about March 19, 2021. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF BOSTON PRIVATE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

A free copy of the definitive proxy statement/prospectus, as well as other filings containing information about SVB Financial and Boston Private, may be obtained at the SEC's Internet site (http://www.sec.gov). Copies of documents filed with the SEC by SVB Financial will be made available free of charge on SVB Financial's website at http://ir.svb.com or by contacting SVB Financial's Investor Relations department at 408.654.7400; 3005 Tasman Drive, Santa Clara, CA 95054; or ir@svb.com. Copies of documents filed with the SEC by Boston Private will be made available free of charge on Boston Private's website at http://ir.bostonprivate.com or by contacting Boston Private's Investor Relations department at 617.912.4386; 10 Post Office Square, Boston, MA 02109; or abromley@bostonprivate.com.

Participants in the Solicitation

SVB Financial, Boston Private and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Boston Private in connection with the proposed merger. Information about the directors and executive officers of SVB Financial is set forth in the proxy statement for SVB Financial's 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2021, and other documents filed by SVB Financial with the SEC. Information about the directors and executive officers of Boston Private is set forth in Boston Private's Form 10-K for the year ended December 31, 2020, as amended, and other documents filed by Boston Private with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

An Outstanding Value-Creating Transaction for Shareholders

1 A Compelling Valuation	• Highest Price / Forward Earnings multiple at announcement among bank transactions > $500 million in past three years (1) – Current 21.2x multiple is also the highest (1) • Strong 30% premium at announcement, the second highest in a bank transaction > $500 million in past three years – The premium has grown to 56% as value of SVB shares has risen • Value of SVB transaction exceeds the value of BPFH's standalone plan, with less execution risk
2 Shareholders Are Already Benefitting from the Right Partnership	• Strong SVB share price performance has substantially improved transaction value, driving a 20% increase in the implied price; validated by strong SVB Q4'20 results and recent 1Q'21 guidance • SVB has sustained a premium valuation through its operational excellence and track record of creating value: – Averaged 13.0% annual return on equity (ROE) between 2010 and 2020, improving from 7.7% in 2010 to 16.8% in 2020 (2) – SVB peers (3) averaged 8.6% ROE between 2010 and 2020, and averaged 7.0% in 2020 (2) • SVB has a long track record of industry-leading growth with its TSR outperforming peers by more than 544 percentage points over the last ten years (3)
3 Strategic Opportunity to Accelerate Value Creation for Our Shareholders	• SVB provides: – An untapped customer base that can scale Boston Private's wealth business quickly – Capital and resources to accelerate growth and investment in BPFH's wealth business – Business and revenue diversification; creating greater stability for the wealth management business • SVB is the leading bank to the innovation economy and has the size and scale to compete in a rapidly changing banking environment
4 Right Process and Board Maximized Value, Mitigated Risks	• An engaged board – led by directors with extensive deal experience in this sector – oversaw entire process. Working Group of Independent Chairman, CEO and another independent director with significant M&A experience led negotiations – Board deliberately structured a process to avoid any conflicts – Board met 11 times during process through January 4, 2021 – Recognizing market trends and the strength in SVB's business, Board purposefully set the exchange ratio at an opportune time – Actively sought and received five price increases from SVB during process • Board determined a full auction process carried significant risks, without offering more value or certainty – Concluded, after deliberation and discussion with financial and legal advisors, no third party was likely to offer a value above SVB, and an auction posed risks to the business – Approximately half of large bank M&A processes in past three years used bilateral negotiation structure; only one used a full auction (>5 parties contacted) – Auctions often do not lead to a higher premium and substantially increase risk of leaks and employee and customer attrition

Source: SNL Financial, Capital IQ (as of 4/1/2021), Company Materials

Notes:
1. Assumes current merger consideration value of $13.12 and Street EPS estimates of $0.62 per proxy disclosure
2. SVB return on equity (ROE) per company disclosure; peer ROE data per SNL Financial
3. Publicly traded banks in the United States with total assets between $50Bn and $215Bn, and a ratio of fee income to operating revenue for fiscal year 2019 of between 15% and 75%, excluding Ally Financial, Inc. and CIT Group, Inc. (the "SVB Peer Set Reference"); market data excludes PBCT where trading has been disrupted by the announced sale to MTB

BOSTON PRIVATE
WEALTH · TRUST · PRIVATE BANKING

BPFH Shareholders Benefit from Significant Premium and Long-Term Strategic Advantages

Immediate Benefits

- ✓ **Significant market premium** [1]
  - 30% at announcement
  - 56% at current SVB share price
  - Second highest market premium at announcement in bank transactions >$500MM in the last three years has further appreciated
    - Implied value has increased by 20% since announcement
- ✓ **Attractive valuation**
  - 17.6x P / '21 EPS at announcement
  - 21.2x P / '21 EPS at current market price [2]
  - Currently highest forward P/E in bank transactions >$500MM in the last three years
- ✓ **Highly liquid stock**

Longer-Term Benefits

- ✓ **Partnering with best-in-class bank to accelerate growth prospects**
  - SVB TSR of 742% last 10 years vs. peers 198%
  - Impressive balance sheet growth, with a 22% deposit CAGR (2010-2020) vs. peers of 8%
- ✓ **Combination accelerates SVB's growth of highly valued fee-based business – private banking and wealth management**
  - ~$400Bn estimated total client position through SVB's current clients [3]
  - $1.5Tn estimated total client position of the innovation economy [4]
  - Significant client opportunities will help attract new wealth management talent and help grow the combined wealth platform
- ✓ **Equity component of consideration**
  - Substantial upside opportunity with over 80% of consideration in SVB stock
- ✓ **Combined platform provides the capabilities, technology and scale to compete and invest in an evolving banking marketplace**
- ✓ **SVB occupies a unique niche in the innovation economy**
  - Provides access to unique opportunities for Boston Private's clients

Notes:

1. Premium based on unaffected stock price; 30% premium at announcement and 56% based on implied value as of 4/1/2021
2. Assumes current merger consideration value of $13.12 and Street EPS estimates of $0.62 per proxy disclosure
3. Consists of ~$250Bn wealth and ~$150Bn lending and deposits; estimated potential "total client position" (TCP) through SVB's current commercial clients based on SVB management analysis (2020). TCP includes potential wealth management assets, lending and deposits
4. ~$630Bn wealth and ~$870Bn lending and deposits; estimated potential TCP of entrepreneurs, innovation executives and investors in the U.S. based on SVB management analysis (2018)

Transaction Premium, Compelling at Announcement, Has Substantially Increased Due to SVB's Share Price Performance

Median Market Premium at Announcement

U.S. Bank Transactions Greater than $500MM Since Jan 1, 2018 (1)



BPFH Premium: 30%
2021 YTD
3 Transactions
14.2
2020
5 Transactions
10.0
2019
5 Transactions
7.0
2018
12 Transactions
12.0
0
15
30
1-Day Market Premium (%)

Top 20 Transactions by Premium

U.S. Bank Transactions Greater than $500MM Since Jan 1, 2018 (1)

				Premium to Unaffected Date (%)	
Rank	Acquiror / Target	Announ. Date	Trans. Size ($MM) (2)	At Announ.	Announ. +30-Days (2)
1	CVB Financial / Community Bank	Feb-18	878	49	42
2	**SVB Financial / Boston Private**	**Jan-21**	**943**	**30**	**68**
3	Ameris Bancorp / Fidelity Southern	Dec-18	757	27	42
4	People's United / First Connecticut	Jun-18	552	24	21
5	Fifth Third / MB Financial	May-18	4,617	24	7
6	United Bankshares / Carolina Financial	Nov-19	1,119	16	12
7	Independent Bank Group / Guaranty Bancorp	May-18	1,037	15	(1)
8	Veritex Holdings / Green Bancorp	Jul-18	1,000	15	6
9	FB Financial / Franklin Financial	Jan-20	588	14	(4)
10	WSFS Financial / Bryn Mawr Bank	Mar-21	990	14	NA (3)
11	M&T Bank / People's United	Feb-21	7,560	13	NA (3)
12	First Citizens / CIT Group	Oct-20	2,159	11	70
13	South State / Center State	Jan-20	3,212	10	(24)
14	Prosperity / Legacy Texas	Jun-19	2,057	9	12
15	Synovus Financial / FCB Financial	Jul-18 (4)	2,735	9 (4)	16 (4)
16	Huntington / TCF Financial	Dec-20	5,949	9	13
17	Union Bankshares / Access National	Oct-18	618	9	(2)
18	BB&T / SunTrust	Feb-19	28,283	7	(2)
19	Cadence / StateBank Financial (2)	May-18	1,502	6 (2)	2
20	CenterState / National Commerce	Nov-18	843	5	0
Median Excl. BPFH			**1,119**	**13**	**7**
2020 - 2021 YTD Median Excl. BPFH			**2,685**	**12**	**4**

Picking the right partner – many bank acquisitions underperform post-announcement. *SVB is up ~25%*

Source: SNL Financial, Capital IQ, Merger Investor Presentations and Company Materials

Notes:
1. Excludes unlisted bank and subsidiary transactions: PNC / BBVA, First Bancorp / Santander Bancorp, OFG Bancorp / Scotiabank de Puero Rico, Banco Bradesco / BAC Florida Bank and Mechanics Bank / Rabobank
2. Based on share price 30 trading days following the transaction announcement; transaction size based on deal value as reported by SNL Financial. Cadence / StateBank Financial deal value per share and premium as reflected in its M&A investor presentation, based on originally announced terms
3. Transaction announced fewer than 30 trading days prior to the date of this presentation
4. Transaction was announced July 24, 2018; unaffected date was April 12, 2018, after which rumors of a pending transaction began circulating in the market

BOSTON PRIVATE
WEALTH ▫ TRUST ▫ PRIVATE BANKING

Highest Forward P/E Multiple Among Precedent Transactions in the Last Three Years

Median P / Fwd. EPS Multiple Paid at Announcement

U.S. Bank Transactions Greater than $500MM Since Jan 1, 2018 (1)



BPFH at Ann.: ~17.6x
BPFH at Ann. + 30 Days: ~22.8x
2021 YTD
3 Transactions
16.8
2020
3 Transactions
14.2
2019
4 Transactions
11.6
2018
10 Transactions
16.0
0
5
10
15
20
Price / Forward EPS Multiple

Top 20 Transactions by Fwd. EPS Multiple Paid

U.S. Bank Transactions Greater than $500MM Since Jan 1, 2018 (1)

				Implied P / E (X)	
Rank	Acquiror / Target	Announ. Date	Trans. Size ($MM)(2)	At Announ. (2)	Announ. +30-Days (2)
1	**SVB Financial / Boston Private**	**Jan-21**	**943**	**17.6x**	**22.8x**
2	People's United / First Connecticut	Jun-18	552	17.4x	17.0x
3	Ameris Bancorp / Fidelity Southern	Dec-18	757	17.1x	19.2x
4	Independent Bank Group / Guaranty Bancorp	May-18	1,037	17.0x	14.5x
5	WSFS Financial / Bryn Mawr Bank	Mar-21	990	16.8x	NA (3)
6	Fifth Third / MB Financial	May-18	4,617	16.5x	14.2x
7	BOK Financial / CoBiz Financial	Jun-18	976	16.3x	15.5x
8	Union Bankshares / Access National	Oct-18	618	15.7x	14.1x
9	Cadence / State Bank Financial	May-18	1,502	15.5x	13.6x
10	United Bankshares / Carolina Financial	Nov-19	1,119	15.3x	14.8x
11	Pacific Premier / Opus	Feb-20	1,031	14.8x	9.2x
12	Huntington Bancshares / TCF Financial	Dec-20	5,949	14.2x	14.4x
13	M&T Bank / People's United	Feb-21	7,560	13.7x	NA (3)
14	Synovus / FCB Financial	Jul-18	2,735	13.5x	12.0x
15	CenterState / National Commerce	Nov-18	843	12.9x	12.3x
16	Veritex Holdings / Green Bancorp	Jul-18	1,000	12.9x	11.9x
17	Prosperity / Legacy Texas	Jun-19	2,057	12.2x	12.5x
18	First Horizon / IBERIABANK	Nov-19	3,971	11.0x	11.1x
19	BB&T / SunTrust	Feb-19	28,283	10.0x	9.2x
20	First Citizens / CIT	Oct-20	2,159	9.5x	14.6x
Median Excl. BPFH			**1,119**	**14.8x**	**14.1x**
2020 - 2021 YTD Median Excl. BPFH			**2,159**	**14.2x**	**14.4x**

Source: SNL Financial, Capital IQ, Merger Investor Presentations and Company Materials

Notes:

1. Excludes transactions for which Price / Forward EPS data is unavailable
2. "At Announ." P/E shown based on SNL Financial "Deal Value / Next Year's Estimated EPS, per Share." "Announ. + 30 Days" based on share price 30 trading days following the transaction announcement and target's "Next Year's Estimated EPS, per Share" at the time of announcement per SNL Financial. Transaction size based on deal value as reported by SNL Financial. BPFH reflects Street EPS estimates of $0.62 per proxy disclosure
3. Transaction announced fewer than 30 days prior to the date of this presentation

HoldCo's Misguided Assertions Defy M&A Logic and Ignore the Risk to Value Its Proposal Creates

1 A theoretical buyer would have to pay the *highest P/E ratio* and accept the *lowest* returns of any recent M&A transaction to achieve today's value of BPFH

Price / Earnings Multiple and Estimated ROIC on Recent Bank M&A Transactions [1]

Acquiror / Target	Date	Deal Value [2]	2022E Earnings	Price/ '22E EPS	A/T Cost Saves	Net Inc. + Cost Saves	P/'22E EPS (Incl. Cost Saves)	One-time Charge (A/T)	Estimated ROIC (%)
WSFS / BMTC	Mar-21	990	59	16.8	55	114	8.7	95	10.5
MTB / PBCT	Feb-21	7,560	553	13.7	253	806	9.4	555	9.9
HBAN / TCF	Dec-20	5,949	504	11.8	400	904	6.5	660	13.7
PNC / BBVA	Nov-20	11,567	650	17.8	675	1,325	8.7	735	10.8
FCB / CIT	Oct-20	2,159	416	5.2	198	614	3.5	334	24.6
Median				**13.7**			**8.7**		**10.8**
Current BPFH Value ($13.12, 4/1/21)		**1,105**	**61**	**18.1**	**37**	**98**	**11.3**	**150**	**7.8**

2 Rejecting the transaction would create significant risk to the value of BPFH shares, without any real upside

- **No other partner has expressed interest in BPFH post our transaction announcement**
  - Even at a higher cost savings realization of 30%, a theoretical buyer would pay $12.06 based on a median price to fully-synergized earnings multiple of 8.7x from the precedent transactions above
- **HoldCo's proposal is entirely illusory; we cannot simply open a new process if the deal is not approved**
  - As is customary in bank mergers, our merger agreement requires BPFH to use reasonable best efforts to complete the merger and re-solicit shareholder approval until January 3, 2022
- **Our trading price if the deal is not approved could fall immediately and materially**

Source: Capital IQ (as of 4/1/2021), Company Materials

Notes:

1. Estimated ROIC calculated as 2022E net income plus after-tax cost saves divided by the sum of the deal value and after-tax one-time charge; earnings for all targets disclosed in investor materials; BBVA assumes annualized Q3'20 earnings; marginal tax rate of 25% used for cost savings and one-time charges where after-tax cost savings are not disclosed
2. Deal Value as disclosed by SNL Financial

Delaying the Transaction to Run a Prolonged Process Would Have Resulted in Significant Value Loss Without Any Conceivable Benefits

- **Exchange ratio at signing: 0.0228x [1]**

- **Setting the exchange ratio 30 trading days later would have resulted in substantially fewer shares to be received by BPFH shareholders**
  - *Exchange Ratio 30 Trading Days Later (February 17, 2021) Using Same Agreed Upon Methodology: 0.0168x [2]*

- **Delaying our announced transaction 30 trading days to run a prolonged sales process could have cost BPFH shareholders ~$240MM or ~$2.90 per share [3][4]**



~$240MM (~$2.90 per Share) (4)
$13.12
$10.22
Implied Value Based on Current SVB Stock Price (3)
Current Value
Value If We Delayed 30 Trading Days

Notes:
1. SVB 10-Day VWAP as of 12/31/2020 was $367.91; exchange ratio calculated by dividing $10.50 by $367.91, and multiplying this result by the 80% stock composition. Total consideration also includes $2.10 of cash
2. 30 trading days following 1/4/2021 announcement. SVB 10-Day VWAP as of 2/17/2021 was $500.72; exchange ratio calculated as $10.50 divided by $500.72, and multiplying this result by the 80% stock composition. Total consideration also includes $2.10 of cash
3. Based on SVB stock price of $483.33 as of 4/1/2021
4. Shown based on ~82.4 common shares outstanding as of 2/19/2021. Current value calculated as $483.33 multiplied by 0.0228x plus $2.10; and value if we delayed 30 trading days calculated as $483.33 multiplied by 0.0168x plus $2.10

BOSTON PRIVATE
WEALTH · TRUST · PRIVATE BANKING

Transaction Has Already Enhanced Value for BPFH Shareholders

Implied Valuation Consideration
Since Announcement



$16.00
$15.00
$14.00
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$13.12
$8.45
31-Dec
31-Jan
28-Feb
1-Apr
BPFH Share Price
BPFH Impl. Value

Premium & Trading Performance Post Announcement
U.S. Bank Transactions Greater than $500MM Since Jan 1, 2018 (1)

SVB's performance has continued to increase the market value of an already compelling offer



4
7
34
56
Top 20 Premium Transactions 2020-2021YTD (2)
Top 20 Premium Transactions Since 1/1/2018 (2)
BPFH Peers TSR Through 4/1/2021 (3)
SVB / BPFH Premium 4/1/2021

Source: Capital IQ (as of 4/1/2021)

Notes:
1. Excludes unlisted bank and subsidiary transactions: PNC / BBVA, First Bancorp / Santander Bancorp, OFG Bancorp / Scotiabank de Puero Rico, Banco Bradesco / BAC Florida Bank and Mechanics Bank / Rabobank
2. Median of top 20 premiums 30 trading days following announcement reflected for 2020-2021YTD and since January 1, 2018, excluding SVB / BPFH
3. Reflects BPFH peer trading performance. BPFH peers include publicly traded banks in the United States with total assets between $5Bn and $30Bn, and a ratio of fee income to operating revenue for fiscal year 2019 of between 20% and 40%, with a geographic focus in the Northeast / Mid-Atlantic; excludes BMTC where trading has been disrupted by the announced sale to WSFS

Partnered with a Best-in-Class Bank – SVB Presents Boston Private Shareholders with Significant Upside Potential

SVB has earned a premium valuation through successful execution over time

SVB's TSR Illustrates the Market's Respect

	SVB	SVB Peers [(1)]	BKX [(2)]
1-Yr	245%	127%	114%
3-Yr	101%	18%	21%
5-Yr	369%	124%	105%
10-Yr	742%	198%	181%

'10 – '20A EPS CAGR [(3)]



28%
Exceptional, profitable growth despite low interest rate environment and challenging conditions
10%
8%
SVB
SVB Peers (1)
BKX (2)

'10 – '20A Avg. ROAE [(4)]



13%
17% ROE in 2020
9%
9%
SVB
SVB Peers (1)
BKX (2)

Source: SNL Financial, Company Materials, Capital IQ (as of 4/1/2021)
Notes:
1. SVB Peer Set Reference; market data excludes PBCT where trading has been disrupted by the announced sale to MTB
2. Median of BKX index presented
3. 2010-2020 EPS CAGR based on normalized EPS per SNL Financial; BKX index reflects median CAGR
4. Average annual ROAE for the years from 2010 until 2020, with the median figure reflected for the BKX index; SVB ROAE as reported in company materials with SVB peers and BKX banks per SNL Financial

Disciplined Growth Has Resulted in Strong TSR Performance Through Challenging Environments, Validating SVB's Premium Currency

Tech Bubble

1/1/1999 – 12/31/2001
(%)



+213 ppts
1
214

The Great Financial Crisis

1/1/2008 – 12/31/2010
(%)



5
(42)
+47 ppts

Last Five Years

(%)



+245 ppts
369
124

COVID-19 Pandemic

Since 2/19/2020
(%)



+57 ppts
81
24

SVB Peer TSR [1] SVB TSR

Source: SNL Financial, Capital IQ (as of 4/1/2021), Company Materials
Notes:
1. SVB Peer Set Reference, excluding PBCT where trading has been disrupted by the announced sale to MTB

Investors Continue To Support SVB as It Demonstrates Strong Growth and Business Momentum

Analyst community remains supportive of the SVB story

~16% upside forecasted by Street
No analyst has a sell recommendation [(1)]

Analyst Price Target FY 2021 [(1)]



650
605
600
600
565
564
560
550
550
510
510
500
470
Median
$560
Current
$483.33
1
2
3
4
5
6
7
8
9
10
11
12
13
Analyst Estimates

Large, sophisticated institutional investors support SVB's current valuation

SVB recently issued $1Bn of common stock at 24.4x 2021 EPS

"We believe the gap between SIVB's organic growth prospects and the banking industry has rarely been wider, which coupled with asset sensitivity benefits warrants a stronger relative multiple"

- Jefferies, March 28, 2021

"Increasing scale and an expanding global footprint should serve as growth accelerants…SVB's asset base is on track to grow by ~$55Bn since the end of 2019…As context, it took 33 years, since its founding in 1983 for SVB to hit the $55Bn asset milestone [underscoring] the growth opportunity ahead of the bank as an increasing swath of the global economy transforms into of the 'innovation economy'…Moreover, ***the leadership team has proved itself capable of capitalizing on the growth opportunities by consistently investing in the franchise."***

- BofA Securities, March 24, 2021

"Silicon Valley Bank is in prime position to capitalize on…record activity levels given its position as the bank of the innovation economy. ***With the strong tailwinds seen so far in 1Q21 expected to persist (including an acceleration of adoption to digital by healthcare clients as well as $3T+ of dry powder on the sidelines at VC/PE firms), we continue to expect well-above-peer revenue growth, bottom-line growth and ROTE. We remain very bullish on SIVB shares."***

- J.P.Morgan, March 22, 2021

Source: Company Materials, Thomson Reuters, Capital IQ (as of 4/1/2021)
Notes:
1. Reflects price target and ratings estimates per Capital IQ and Thomson Reuters as of 4/1/2021; price targets shown for all estimates and/or research reports released on or after March 22, 2021 (i.e., the date of SVB's 8-K in which it issued select 1Q'21 guidance)

A Combination with SVB Unlocks New & Improved Opportunities

The SVB transaction presents Boston Private shareholders "two bites at the apple"

- ***A market premium in a highly liquid security, and***
- ***Ownership in a high-growth, high-performing bank***
  - ***Building a wealth platform provides a unique opportunity to further enhance best-in-class bank and drive additional value for shareholders***

An expanded client base uniquely positioned in the innovation economy with improved reach in key wealth markets (1)

35k+ SVB Clients

67% of U.S. 2020 VC-Backed IPOs

76% of Forbes 2020 Next Billion Dollar Startups

50% of U.S. VC-backed technology and life sciences companies banked by SVB



~$1.5Tn opportunity in the Innovation Economy

Business and product diversification to enable the delivery of a holistic experience to current and new client base

Diversified, Niche Expertise	*New Investment & Banking Solutions*
VC & PE	***Investments in the innovation economy***
Healthcare & Life Sciences	***Broker-dealer capabilities and solutions***
Premium Wine	***Private stock lending***

Source: SNL Financial, Company Materials
Notes:
1. Key metrics and data per SVB Financial company materials

Analysts Immediately Identified the Transaction as Strategically and Financially Compelling

"***The plan to acquire Boston Private is a clear win***…When matched with the deep relationships that Silicon Valley Bank already has with customers in the innovation sector, ***a more robust wealth platform should lead to outsized growth***…For the BPFH shareholders, ***on top of the 30% premium being offered is the opportunity to go for the ride along with 'the' bank of the innovation economy***"

J.P.Morgan (January 5)

"We believe BPFH fits well into the SIVB ecosystem and believe ***this is the most favourable outcome for BPFH shareholders at this stage of the cycle"***

(January 5)

"We have long thought of BPFH as a potential seller, and ***SIVB as the buyer makes a lot of strategic sense to us*** given their efforts to broaden revenue diversification and build ***scale in wealth management and private banking"***

KBW A Stifel Company (January 4)

"***We also appreciate the strategic opportunity over time to develop and deepen client relationships with existing commercial customers by offering sophisticated wealth management and advisory solutions. All of these things can drive revenue synergies and provide additional earnings accretion***…Although pricing indicates ***a healthy market premium***, given their strong currency, SVB was well positioned to make an offer that was financially attractive to both companies"

RBC (January 4)

"Amidst a pandemic, we also didn't see a clear path for the company to achieve the AUM growth required to improve its return profile enough for the stock to garner a higher valuation. Thus, ***we think partnering with a larger institution is logical***…and while BPFH could have continued with its independent minded strategy, ***the opportunity to partner with SIVB was compelling, unique and potentially short-lived***…With the current earnings power we think ***the deal price is fair***. If the strategy for the combined company does well, ***shareholders could benefit from the stock component of the deal consideration"***

PIPER | SANDLER (January 4)

We believe the addition of [products to serve high net worth clients] and institutional knowledge could enable SIVB to ***retain customers as they transition from entrepreneurs to high net worth individuals***…SIVB could have ***a competitive advantage over other bank-supported wealth management businesses***"

Janney Trusted Advisors for Generations (January 5)

"***Strategically the transaction makes a great deal of sense*** as Boston Private provides immediate scale for an effort that though underway organically would have taken years otherwise…BPFH advisory services also feature tax planning, philanthropy and trust services complementary to SIVB capabilities and able to ***monetize what we believe is a substantial amount of goodwill and trust among SIVB's existing client base"***

UBS (January 5)

Our Board Chose the Right Process

Our bilateral negotiation process was informed by:

- Several informal inbound inquiries from potential bidders, none of which made an offer or presented a more compelling opportunity
- The need to retain clients and employees, considerations regarding other potential partners' ability to run a HNW business and the unique geographical elements of our franchise
- Unusually strong deal expertise on the board itself
- Experienced advisors guiding the Board's assessment of potential partners



Stephen M. Waters
Chairman of the Board of Directors
40+ years of corporate advisory and private equity experience; Led M&A Department at Morgan Stanley and Lehman Brothers



Mark F. Furlong
President & CEO, Retired
BMO Harris Bank
Led Marshall & Ilsley as President & CEO through its sale to BMO Harris

The strength of our process is evident in:

- The compelling premium and P/E multiple we achieved
- The five price increases we elicited from SVB, increasing the valuation by a cumulative 44%
- The prudent and deliberate sequencing which deferred discussion of management arrangements until after a compelling final valuation was negotiated

HoldCo's Focus on Small Transactions Paints a Misleading Picture

- **Bilateral negotiation processes are prevalent among large U.S. bank mergers:**
  - Often deliver strongest outcomes for shareholders with the least disruption to the target's franchise
  - Prioritize assessment of the right partner to maximize long-term value creation for shareholders in mergers with predominantly stock consideration
  - Can be particularly important, as it was for BPFH, in mitigating "flight risk" of critical human capital and loss of customers due to market leaks
  - The universe of potential buyers for assets the size of BPFH is limited and well known. The risks from a confidentiality, competitive and employee and customer retention perspective often substantially outweigh the theoretical benefits of an auction

HoldCo Misrepresents Banking Norms Through Its Focus on Small Bank Transactions That Do Not Provide a Meaningful Comparison Point for Our Transaction

Transaction Processes For U.S. Bank Transactions Greater Than $500MM Since Jan 1, 2018: Number of Buyers In the Sales Process (1)



8
5
4
3
3
3
3
3
2
2
2
2
1
1
1
1
1
1
1
1
1
1
1
1
Synovus / FCB
CVB / Comm. Bank
FB Fin. / Franklin
First Citizens / CIT
United / Caro.
Fifth Third / MB Fin.
Cadence / State Bank
PPBI / Grandpoint
Prosperity / Legacy
People's / First CT.
BOK / CoBiz
Independent / Guaranty
M&T / People's
SVB / BPFH
Huntington / TCF
PPBI / Opus
South State / CenterState
First Horizon / IBERIA
BB&T / SunTrust
TCF / Chemical
Ameris / Fidelity S.
CenterState / National Comm.
Union / Access Nat.
Veritex / Green

Notes:
1. Transaction process disclosure excludes First Bancorp / Santander Bancorp, OFG Bancorp / Scotiabank, Banco Bradesco / BAC Florida Bank, Mechanics Bank / Rabobank, PNC / BBVA and WSFS Financial / Bryn Mawr given lack of available disclosure

Auction Processes Often Do Not Lead to a Higher Premium



One-Day Premium of U.S. Bank Transactions Greater than $500MM Since Jan 1, 2018 by Process Type (1)
Bilaterally-negotiated processes have been the most common, and the SVB / BPFH combination represents the second highest premium paid in any recent transaction
49
30
27
24
24
16
15
15
14
13
11
10
9
9
9
9
7
6
5
4
1
0
0
(7)
CVB / Comm. Bank
SVB / BPFH
Ameris / Fidelity S.
People's / First CT.
Fifth Third / MB Fin.
United / Caro.
Independent / Guaranty
Veritex / Green
FB Fin. / Franklin
M&T / People's
First Citizens / CIT
South State / CenterState
Prosperity / Legacy
Synovus / FCB
Huntington / TCF
Union / Access Nat.
BB&T / SunTrust
Cadence / State Bank
CenterState / National Comm.
BOK / CoBiz
PPBI / Opus
First Horizon / IBERIA
TCF / Chemical
PPBI / Grandpoint
Full Auction (5+ Partners)
Focused Processes (2-5 Partners)
Bilateral Negotiations

Notes:

1. Reflects all U.S. bank transactions of $500MM or greater since January 1, 2018 that have one-day premium disclosure available and that have publicly disclosed process information; excludes PNC / BBVA, First Bancorp / Santander Bancorp, OFG Bancorp / Scotiabank de Puero Rico, Banco Bradesco / BAC Florida Bank, Mechanics Bank / Rabobank and WSFS Financial / Bryn Mawr

An Independent Board with Extensive, Relevant Expertise



Stephen M. Waters
Chairman of the Board of Directors
40+ years of corporate advisory and private equity experience; Led M&A Department at Morgan Stanley and Lehman Brothers

Lizabeth H. Zlatkus
CFO/CRO, Retired
The Hartford Financial Services Group





Luis A. Ubiñas
President of the Board of Trustees
Pan American Development Foundation; 18 years with McKinsey, focused on technology

Kimberly S. Stevenson
Venture Partner
RIDGE-LANE Limited Partners



Necessary Expertise

- Led by ***Independent Chair*** with more than ***two decades of transaction negotiation experience***
- Chairman had ***multiple*** one-on-one ***calls with SVB*** CEO ***to negotiate*** several key deal terms
- ***Decades of collective financial services expertise***
- Successful ***sell-side bank execution experience*** (e.g., Marshall & Ilsley's sale to BMO Harris)
- ***Differentiated industry understanding*** achieved through direct experience at major U.S. banks (e.g., PNC)
- Leveraging CIO experience to provide a ***keen investor perspective*** to strategic and deal analysis

Multiple Helpful Perspectives

- Restructuring and ***operational improvement experience*** provides ***balanced assessment of alternatives***
- Chief Risk and Chief Financial Officer experience supports a ***thoughtful process***
- Banking and financial services ***regulatory experience*** delivers ***oversight and guidance***
- Venture and technology leadership informs ***evaluation of innovation economy opportunity***

Mark F. Furlong
President & CEO, Retired

BMO Harris Bank
Led Marshall & Ilsley as President & CEO through its sale to BMO Harris





Joseph C. Guyaux
President, Retired
PNC Financial Services Group

Deborah F. Kuenstner
CIO Wellesley College; former MD of Research at Fidelity; former CIO, Global Value, at Putnam; former economist at NY Fed





Gloria C. Larson
Former Co-Chair of Gov't Strategies at law firm Foley Hoag LLP; and former Massachusetts Secretary of Consumer Affairs and Business Regulation

HoldCo's Claims Are Misleading: Why Investors Should Vote Yes

HoldCo's Misleading Criticisms	Setting the Record Straight
Did Not Use Auction Process	✓ Auctions do not often result in higher valuations in the banks sector and are atypical for bank deals >$500MM – Create substantial risks with only theoretical potential benefits ✓ No party made an offer, much less an offer superior to SVB's – The other "potential" bidder proposed a lower indication and never submitted an actionable proposal ✓ We picked a unique partner in a value-enhancing transaction ✓ High net worth clients and niche, commercial banking focus make the risk of a leak significant for employee and customer retention
Did Not Manage Conflicts Properly	✓ Independent Board Chairman led key negotiations ✓ One-time merger costs are not relevant to long-term value creation – SVB paid a strong price and the value offered is compelling – Price was agreed to more than a month before SVB completed due diligence and negotiated any employee pay, retention or severance – Executive retention accounted for 3.5% of the total merger charge ✓ Independent advisors with significant experience in the bank M&A market
Did Not Achieve Fulsome Valuation	✓ Current offer value represents 21.2x 2021 earnings. This is higher than any P/E multiple paid for a bank in the last 3 years (1) – HoldCo hypothetical valuation is based on incorrect assumptions and is not supported by any recent bank mergers ✓ SVB is a best-in-class bank that continues to outgrow peers and deliver excess returns: SVB's past decade TSR is 742% vs. peers of 198% (2) ✓ SVB's offer remains highest; no other party has contacted us post-announcement

Notes:
1. Assumes current merger consideration value of $13.12 and Street EPS estimates of $0.62 per proxy disclosure; highest among U.S. bank transactions greater than $500MM since Jan 1, 2018
2. SVB Peer Set Reference, excluding PBCT where trading has been disrupted by the announced sale to MTB

APPENDIX

Appendix

HoldCo's Financial Analysis is Naive

Sum-of-the-Parts Is a Flawed Methodology Given Interconnectedness of BPFH's Business Model

- Sum-of-the-parts (SOTP) analysis is more appropriate for valuing corporations that have distinct and separable businesses. This is rarely the case with banks, given the interconnectivity of their businesses, making SOTP analysis theoretical at best
  - Boston Private's wealth business is not easily separable from its banking business, and doing so would destroy value
    - Interconnectivity exists between private wealth, commercial and deposit businesses
    - There would be breakage costs to separate the businesses (e.g., systems, contracts)
    - A split-off would de-value the core bank as the private banking business was part of the wealth business's value proposition
  - Public capital markets would not sufficiently support the spin / split of a sub-scale wealth business

HoldCo's many methodological flaws are dwarfed by its inability to recognize the irrelevance of SOTP analysis to the valuation of a bank with deeply interdependent business lines that cannot reasonably function on an independent basis

Contribution Analysis Ignores Transaction Realities

- Contribution analysis is more relevant when the target is receiving a significant ownership stake in the pro forma company
  - BPFH is receiving a highly liquid currency
  - The right focus is on the value received by BPFH shareholders, not what a merger-of-equals would look like
- A contribution analysis assumes that earnings and balance sheet contributions from two different entities should be valued the same. This is often not the case, as demonstrated by the range of multiples the market ascribes to different publicly traded banks

HoldCo's misguided analysis ignores the fundamentally different financial, growth and valuation profiles of BPFH and SVB, to arrive at an illustrative "premium" no major bank merger in the last 10 years has achieved

No Party Made a Competing Offer, Let Alone a More Compelling Offer

No party, during our sale process or since announcement of our transaction, has made a proposal or submitted an indication of interest – let alone one more compelling than the transaction with SVB

HoldCo's assertion that we received a higher offer is simply wrong:

- As disclosed in the proxy statement, one potential party approached the company casually to indicate that, subject to numerous contingencies, it might consider a valuation at a tangible book value multiple in a general price range of $10.50
- This highly contingent oral indication was below the $10.94 implied value of the merger consideration at announcement, and substantially below its current implied value of $13.12 based on the closing price of SVB Financial common stock on April 1, 2021
- This party never submitted any letter, indication of interest or other written expression of interest, nor did it propose any specific transaction terms or indicate whether an actual proposal was expected to be discussed with or approved by its board of directors
- Board considered and discussed the approach, and concluded that SVB offered a more compelling, fully diligenced and actionable proposal, with greater upside potential, and demonstrated best-in-class growth; SVB provided a unique opportunity to meaningfully grow the wealth management business and create strong, long-term value

The SVB Financial merger is the clear value maximizing alternative for BPFH shareholders

HoldCo's Peer Group Is Not Comparable to Boston Private

- **HoldCo's peer group [(1)] is primarily comprised of "thrift-like" depository institutions with higher cost of deposits, higher multi-family loan concentrations and lower fee income, and are therefore NOT comparable to Boston Private's business model**
- **Consequently, HoldCo's characterization of Boston Private's expense base is highly misleading**
  - ***Boston Private operates a bi-coastal, HNW wealth business with fee income significantly higher than HoldCo's peer group***
- **The median NIE / Avg. Assets of the HoldCo group is 1.4%, well below the median of the BPFH peer set [(2)] of 2.4% and the NASDAQ Bank Index [(3)] of 2.5%**

HoldCo Peer Detail [(1)]

Financial data for year-ended 12/31/2020

Bank Name	Total Assets ($Bn)	Wealth AUM ($Bn)	Deposit Costs (%)	Multi-Family / Loans (%)	NIM (%)	Fee Income / Revenue (%) [(4)]	NIE / Avg. Assets (%)
TriState Capital	9.9	10.3	0.88	5.3	1.58	27.9	1.4
Merchants Bancorp	9.6	NA	0.74	24.7	2.69	8.7	1.2
Capitol Federal	9.5	NA	1.16	0.2	2.12	9.4	1.1
Flushing Financial	8.0	NA	0.82	37.7	2.85	5.3	1.7
Luther Burbank	6.9	NA	1.39	67.8	1.97	1.8	0.9
Kearny Financial	6.8	NA	1.39	42.8	2.45	8.8	1.6
Dime Community	6.4	NA	0.35	19.4	2.99	10.9	1.8
Century Bancorp	6.4	NA	0.69	1.6	2.00	14.4	1.2
Peapack-Gladstone Financial	5.9	8.8	0.61	23.9	2.31	25.7	2.2
Washington Trust	5.7	6.9	0.64	10.8	2.40	22.0	2.3
Northfield Bancorp	5.5	NA	0.66	65.4	2.61	7.4	1.4
Boston Private	**10.0**	**17.1**	**0.42**	**9.4**	**2.69**	**27.9**	**2.5**
Median HoldCo	**6.8**	**NA**	**0.74**	**23.9**	**2.40**	**9.4**	**1.4**
Median BPFH Peers [(2)]	**10.9**	**NA**	**0.36**	**6.4**	**3.29**	**22.0**	**2.4**

Source: Company Materials, SNL Financial

Notes:
1. Low-margin peers first identified by HoldCo in its presentation dated January 5, 2021; represents an 11 bank subset between $5Bn and $15Bn in assets as of 9/30/2020
2. BPFH peers include publicly traded banks in the United States with total assets between $5Bn and $30Bn, and a ratio of fee income to operating revenue for fiscal year 2019 of between 20% and 40%, with a geographic focus in the Northeast / Mid-Atlantic: FULT, CUBI, WSFS, CBU, NWBI, SASR, INDB, NBTB, FCF, TSC, TMP PGC, TBBK, UVSP, WASH, BMTC
3. Represents median bank of the NASDAQ Bank Index
4. Fee income shown excluding income from gain on sale of loans

HoldCo's List of Theoretical Buyers Have Underperformed the Market and SVB Since Our Announcement

Price Change Since 12/31/2020



55%
24%
25%
19%
HoldCo (1)
BKX
SVB
SVB / BPFH Premium vs. 12/31/2020

Source: Company Materials, Capital IQ (as of 4/1/2021)

Notes:

1. Illustrative list of theoretical potential buyers as identified by HoldCo Asset Management; market data excludes PBCT and BMTC due to announced sale to MTB and WSFS, respectively

BPFH Share Prices Have Tracked Closely to Value of Merger Consideration, With a Consistently Tight Arb Spread



BPFH Shares vs. Market Value of Merger Consideration
$16.00
$14.00
$12.00
$10.00
$8.00
4-Jan
17-Jan
30-Jan
12-Feb
25-Feb
10-Mar
23-Mar
1-Apr
$13.13
$13.12
BPFH
Consideration

Source: Capital IQ (as of 4/1/2021)

Transaction Beneficial to All Stakeholders

Clients

- Expanded capabilities and expertise to better meet clients' unique wealth, liquidity and commercial banking needs
- Robust digital experience
- Access to networking and investment opportunities in the innovation economy
- Enhanced balance sheet and scalability

Shareholders

- Second highest market premium at announcement in bank transactions >$500MM in the last three years (1)
- Accelerates private banking and wealth management growth
- Enhanced long-term profitability and growth outlook
- Highly liquid stock

Communities

- Corporate, social, environmental and governance responsibility are key focus areas for both companies
- Commitment to advance economic inclusion and equity in the communities that both companies serve

Notes:
1. Premium based on unaffected stock price; 30% premium at announcement